EXHIBIT 99.1

Just Energy Announces Reliance on Temporary Regulatory Relief for Filing Annual Financial Statements

TORONTO, June 24, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”), announces that it is utilizing the extension period provided under Ontario Instrument 51-505 - Temporary Exemption from Certain Corporate Finance Requirements with Deadlines during the Period from June 2 to August 31, 2020 (“Instrument 51- 505”), and similar extension periods provided for by the Canadian Securities Administrators in the other provinces and territories of Canada, for (i) filing its annual financial statements and related management’s discussion and analysis for the Company’s fiscal year ended March 31, 2020 (collectively, the “Annual Filings”), and (ii) compliance with the delivery requirements of applicable securities laws relating to the Annual Filings.

The Canadian Securities Administrators have announced temporary relief from certain regulatory filings required to be made on or before August 31, 2020. This blanket relief is implemented through Instrument 51-505 and similar orders made in the other provinces and territories of Canada which, in light of COVID-19 and its impact on market participants, provides a 45-day extension for periodic filings normally required to be made by issuers during the period from June 2, 2020 to August 31, 2020. Just Energy expects to file the Annual Filings by no later than July 7, 2020.

The Company is continuing to work diligently towards completing and filing the Annual Filings. Until Just Energy has filed the Annual Filings, members of Just Energy’s management and certain other insiders are subject to a trading black-out period as per its internal Insider Trading Policy that is consistent with the principles in Section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

The Company confirms that, other than disclosed in prior press releases, there have been no material business developments since the filing on February 10, 2020 of the Company’s interim financial report for the period ended December 31, 2019.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the impact of COVID-19 pandemic on the Company’s financial reporting and operations, and the timing for filing the Annual Filings. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, and the Company undertakes no obligation to update or revise any forward-looking statement. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the ability of the Company to extend its credit facility, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:
Jim Brown
Chief Financial Officer
Just Energy
Phone: 713-544-8191
jbrown@justenergy.com

Investors
Michael Cummings
Alpha IR
Phone: 617-982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885